SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2003
or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________________ to __________________

Commission file number:	001-12351

Full title of the Plan and address of the Plan, if different from that of the issuer noted below:

METRIS RETIREMENT PLAN

Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

METRIS COMPANIES INC.
10900 Wayzata Boulevard, Minnetonka, Minnesota 55305-1534

Financial Statements and Exhibits

(a) Financial Statements

The Metris Retirement Plan (the “Plan”) became effective as of January 1, 1997. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2003 and 2002.

(b) Exhibits

(23)	Consent of Independent Registered Public Accountants

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Metris Retirement Plan
(Name of Plan)
By:	/s/ Richard G. Evans
Richard G. Evans
on behalf of the Retirement Benefits Committee, as Plan Administrator

Dated: June 25, 2004

Metris Retirement Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

METRIS RETIREMENT PLAN

Report of Independent Registered Public Accountants

The Plan Administrator
Metris Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Metris Retirement Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 11, 2004

Metris Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets:
Investments, at fair value:
Mutual funds	$25,800,084	$19,636,674
Metris Companies Inc. common stock	2,705,625	1,279,544
Participant loans	928,276	735,217

Total investments held by trustee	29,433,985	21,651,435

Accrued income	3,555	4,352

Total assets	29,437,540	21,655,787

Contributions receivable:
Employer	76,917	195,367
Employees	140,717	417,936

Total assets	29,655,174	22,269,090

Liabilities:
Excess contributions payable	—	75,063

Total liabilities	—	75,063

Net assets available for benefits	$29,655,174	$22,194,027

See accompanying Notes to the Financial Statements

Metris Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2003	2002
Contributions:
Employer	$3,284,028	$2,747,647
Employee	5,732,904	7,117,278
Rollovers	322,789	749,411

Investment income:
Dividends	171,625	184,911
Interest	243,861	222,663
Net realized and unrealized appreciation/(depreciation) in fair value — Mutual Funds and other investments held by trustee	3,937,009	(3,638,122)
Net realized and unrealized appreciation/(depreciation) in fair value — Metris Companies Inc. common stock	1,539,601	(4,787,971)

Total investment income	5,892,096	(8,018,519)

Benefits paid to participants	(5,051,016)	(3,142,557)
Transfer-out	(2,726,545)	—
Change in excess contributions payable	75,063	213,732
Administrative fees	(68,172)	(83,326)

Increase/(Decrease) in net assets available for benefits	7,461,147	(416,334)

Net assets available for benefits:
Beginning of year	22,194,027	22,610,361

End of year	$29,655,174	$22,194,027

See accompanying Notes to the Financial Statements

METRIS RETIREMENT PLAN

Notes to the Financial Statements

(1) Summary Description of the Plan

The following description of the Metris Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan, which commenced activity on January 1, 1997, is a defined contribution profit sharing plan sponsored and administered by Metris Companies Inc. and subsidiaries (the “Company”).

     (a) Eligibility

Effective January 1, 2003, employees may choose to participate in the Plan as of their hire date, or anytime thereafter. Payroll deductions begin as soon as administratively feasible subsequent to enrollment. Participants are eligible to receive Company matching contributions immediately following enrollment.

Prior to January 1, 2003, the eligibility requirements for Plan participation allowed for automatic enrollment of Company employees at a deferral rate of 2% with a 30-day opt-out period from date of hire. For the Plan year ended December 31, 2002, Company matching contributions vested after employees worked 1,000 hours. The Plan allowed the Company to use non-vested Company matching contributions forfeited by terminated participants to first reduce Plan administrative expenses and then future employer contributions.

     (b) Contributions

Employees may contribute from one to fifteen percent of their compensation before federal income taxes to the Plan through payroll deductions. Effective January 1, 2003, the Company is required to make a matching contribution equal to 100% of an employee’s contribution up to 4% of the match-eligible contribution, as defined in the Plan agreement. Company matching contributions vest immediately.

Employees are limited by Internal Revenue Service (IRS) regulations as to the amount they can invest into tax-deferred plans, including the Metris Retirement Plan. For the plan years ended December 31, 2003 and 2002, employee contributions were limited to $12,000 and $11,000, respectively. Payroll deductions are suspended when an employee’s contribution meets the IRS limitation. Contributions made by highly compensated employees, as defined by the IRS, are also limited by IRS regulations. Contributions that exceed these regulatory amounts are reflected as excess contributions payable in the Statements of Net Assets Available for Benefits. However, with the adoption of the “Safe-Harbor Plan” amendment effective January 1, 2003, the IRS has determined that contributions do not exceed these regulatory amounts and hence, there is no excess contributions payable in the Statement of Net Assets Available for Benefits for the plan year ended December 31, 2003. Also effective January 1, 2003, the Company eliminated the discretionary Employer matching contribution from the Plan.

Prior to January 1, 2003, the Company was required to make a matching contribution equal to 50% of an employee’s contribution up to 6% of their match-eligible contribution and plan compensation, as defined in the Plan agreement, which was credited to the participant’s Employer Matching Account. The Company could elect to make discretionary matching contributions and discretionary profit sharing contributions to the Plan. The discretionary matching contribution would equal a percentage, as determined by its Board of Directors, of the participants’ retirement savings contributions for the Plan year and would be credited to the Employer Contribution Account. Any employee who was eligible to participate in the plan would have credited to their Employer Contributions Account, an amount proportionate to their match-eligible contribution and plan compensation in comparison to the total match-eligible contribution and plan compensation of all those who were eligible to participate in the Plan. Amounts credited to the participant’s Employer Matching Account vested upon completion of 1,000 hours of service, while those amounts credited to the participant’s Employer Contributions Account vested ratably over three years of service. In the event of a participant’s death, disability, or retirement, all Company contributions were 100% vested.

     (c) Investment Elections

Participants may change investment elections at any time. The investment options available are as follows:

Scudder Balanced Fund — The Scudder Balanced Fund generally maintains a 50%-75% weighting in common stocks, with the remaining percentage in investment-grade bonds and other fixed-income investments.

Scudder Stock Index Fund — The Scudder Stock Index Fund invests in all stocks within the Standard & Poor’s (S&P) 500 Stock Index or in other mutual funds that appropriately mirror the S&P 500 Stock Index in their weightings.

Scudder Large Company Growth Fund — The Scudder Large Company Growth Fund invests primarily in the stocks of medium to large-sized U.S. companies with prospects for maintaining greater-than-average earnings, strong financial positions and relatively little debt over time.

Scudder Stable Value Fund — The Scudder Stable Value Fund invests in high-quality instruments, including guaranteed investment contracts, bank investment contracts, money market instruments and synthetic contracts.

Scudder International Fund — The Scudder International Fund invests primarily in foreign companies with strong earnings growth and attractively priced shares.

Janus Enterprise Fund — The Janus Enterprise Fund normally invests 50% of its equity assets in securities issued by companies whose market capitalizations fall within the range of companies making up the S&P Mid-Cap 400 Index.

PIMCO Total Return Fund — The PIMCO Total Return Fund invests in fixed income securities and can include U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers and money market instruments.

MFS Value Fund — The MFS Value Fund invests, under normal market conditions, at least 65% of its total assets in income-producing equity securities that MFS believes are undervalued relative to their long-term potential. The MFS Value Fund may also invest up to 35% of its total assets in fixed-income securities.

Strong Opportunity Fund — The Strong Opportunity Fund invests at least 70% of its net assets in equity securities.

Metris Companies Inc. Common Stock Fund — The Metris Companies Inc. Common Stock Fund invests in the common stock of Metris Companies Inc.

     (d) Loans

Participants in the Metris Retirement Plan have the option of borrowing against their account balances. Participants are able to obtain loans up to 50% of their account balance, not less than $1,000 or in excess of $50,000. The interest rate charged on the outstanding loan principal is based on the Prime Rate. For the years ended December 31, 2003 and 2002, the interest rates fluctuated between 5.0% and 7.0%.

     (e) Distributions

Withdrawals during employment are permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals are made in compliance with provisions established by the IRS.

The participants can choose when their benefits are distributed after employment terminates or the age of 59 1/2 is attained. If the amount of benefits is $5,000 or less, payment will be made on a quarterly basis as soon as administratively possible.

During the third quarter of 2003, the Company sold its membership club and warranty business to CPP Group, a privately-owned leading provider of assistance products and services throughout Europe. As a result of the sale, the assets of former participants of the Plan were transferred to CPP’s plan, under the same administrator. The transfer is presented in the Statement of Changes in Net Assets Available for Benefits as a “Transfer-out.”

(2) Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America and include the following significant accounting policies:

     (a) Investments

Under the terms of the trust agreement, the trustee manages the investments on behalf of the Plan. The trustee has been granted discretionary authority concerning purchases and sales of investments in the funds and custodial responsibility for most of the Plan’s assets.

The fair value of investments is based on published market quotations on the last business day of the year. Participant loans are valued at cost, which approximates fair value. Interest and dividend income from trustee-managed investment funds is accrued and recorded as earned. Realized investment gains and losses are determined using the specific-identification method. Purchases and sales of securities are recorded on a trade-date basis.

     (b) Expenses

Plan and trust expenses, except for participant loan fees, investment management and other mutual fund expenses are paid by the Company.

(3) Investments

The following investments, stated at fair value, exceeded 5% of the Plan’s end of year net assets:

December 31,
2003
Scudder Balanced Fund	$2,830,166
Janus Enterprise Fund	3,281,004
Scudder Stock Index Fund	5,415,872
Scudder Large Company Growth Fund	4,036,619
Scudder Stable Value Fund	4,527,045
Scudder International Fund	1,823,594
PIMCO Total Return Fund	2,093,204
Metris Companies Inc. Common Stock Fund	2,705,625

December 31,
2002
Scudder Balanced Fund	$2,328,562
Janus Enterprise Fund	2,216,219
Scudder Stock Index Fund	4,038,035
Scudder Large Company Growth Fund	2,871,450
Scudder Stable Value Fund	4,140,851
Scudder International Fund	1,387,109
PIMCO Total Return Fund	1,980,680
Metris Companies Inc. Common Stock Fund	1,279,544

(4) Tax Status

The IRS has determined and informed the Company by a letter dated December 9, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.

(5) Obligation for Retirement Benefits

Although the Company has not expressed any intent to terminate the plan agreement, it may do so at any time, subject to such provisions of the law as may be applicable.

The Company’s contributions are designed to accumulate funds needed to provide retirement benefits to its employees. The Plan does not provide for a predetermined retirement income.

(6) Party-in-interest Transactions

Transactions resulting in plan assets being transferred to or used by a related party are prohibited under the Employee Retirement Income Security Act of 1974 (ERISA) unless a specific exemption applies. Scudder Trust Company is a party-in-interest as defined by the Act as a result of its investing plan assets in these mutual funds. However, such transactions are exempt under Section 408(b)(8) and are not prohibited by the Act.

Schedule I

Metris Retirement Plan

Schedule of Assets (Held at End of Year)

	December 31, 2003
	Shares	Fair Value
Scudder Stable Value Fund *	4,527,045	$4,527,045
Scudder Stock Index Fund *	165,927	5,415,872
Scudder Large Company Growth Fund *	179,326	4,036,619
Scudder Balanced Fund *	169,268	2,830,166
Janus Enterprise Fund	105,262	3,281,004
PIMCO Total Return Fund	195,444	2,093,204
Scudder International Fund *	47,489	1,823,594
MFS Value Fund	40,155	816,752
Strong Opportunity Fund	24,736	975,828
Metris Companies Inc. Common Stock Fund	715,774	2,705,625
Participant Loans (5.0%-7.0%)		928,276

Total		$29,433,985

*	Party-in-interest investment.

See accompanying report of independent registered public accountants.